UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.

File No. 000-50791 - CF#36492

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Senomyx, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on August 4, 2009, August 7, 2012 and August 1, 2013.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	August 4, 2009	through August 1, 2021
10.1	10-Q	August 7, 2012	through August 1, 2021
10.1	10-Q	August 1, 2013	through August 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary